UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

67059M100

 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.

Senior Vice President, General Counsel and Secretary

NuPathe Inc.

7 Great Valley Parkway, Suite 300

Malvern, Pennsylvania 19355

(610) 232-0800

 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

 Michael N. Peterson, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5025

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of NuPathe Inc. (the “Company”) by Train Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated January 17, 2014, by and among Parent, Merger Sub and the Company:

Exhibit A – Questions and Answers, dated January 21, 2014.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY.

At the time the offer is commenced, Parent will file a Tender Offer Statement on Schedule TO-T with the U.S. Securities and Exchange Commission (the “SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS TO BE FILED BY PARENT WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY WITH THE COMMISSION. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Forward-Looking Statements

Statements incorporated by reference in this document include forward-looking statements that are based on management’s current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Risks and uncertainties include whether any of the net sales milestones for ZECUITY will be achieved; the satisfaction of closing conditions for the acquisition, including clearance under the applicable competition laws and receipt of certain other regulatory approvals for the transaction and the tender of a majority of the outstanding shares of common stock of the Company; and the possibility that the transaction will not be completed. A further list and description of these risks, uncertainties and other factors can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Exhibit A

NuPathe/Teva Q&A

January 21, 2014

Transaction Terms, Timelines and Process

1.              What is the form of the merger?

•                  Tender offer followed by a merger of NuPathe and a wholly-owned subsidiary of Teva.

2.              What was the acquisition price?

•                  The initial consideration paid by Teva to NuPathe shareholders is $3.65 per share in cash or approximately $144 million.

•                  In addition to the cash payment, NuPathe shareholders will receive rights to receive contingent cash consideration payments if specified net sales milestones for ZECUITY are achieved over time.

•                  The contingent cash consideration payments can be summarized as follows:

i.      $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the 60th day following the ninth anniversary of the first commercial sale of ZECUITY; and;

ii.   An additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the 60th day following the ninth anniversary of the first commercial sale of ZECUITY.

3.              Are the sales milestones based on gross or net sales?

•                  Net sales of ZECUITY.

4.              What was the premium on the stock?

•                  The up-front cash consideration is a 59% premium compared to NuPathe’s closing price on December 13th, the last trading day prior to the announcement of Endo offer to acquire NuPathe. [58.7%]

•                  The up-front cash consideration is a 78% premium compared to NuPathe’s 30-day VWAP on December 13th, the last trading day prior to the announcement of Endo offer to acquire NuPathe. [78.2%]

•                  The up-front cash consideration is a 87% premium compared to NuPathe’s 60-day VWAP on December 13th, the last trading day prior to the announcement of Endo offer to acquire NuPathe. [87.1%]

•                  The up-front cash consideration is a 80% premium compared to NuPathe’s 90-day VWAP on December 13th, the last trading day prior to the announcement of Endo offer to acquire NuPathe. [80.0%]

5.              When do you expect the acquisition to close?

•                  We expect to close the acquisition in February 2014.

6.              Was the NuPathe board vote unanimous?

•                  Yes

7.              Do you need to have a shareholder vote?

•                  No, the transaction is structured as a two-step merger.

i.      In the first step, Teva’s wholly-owned subsidiary will make a tender offer for all of the outstanding shares of NuPathe common stock.  The tender offer will remain open for at least 20 business days and is subject to the satisfaction or waiver of certain conditions.

ii.   Following successful completion of the tender offer, Teva will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and the obligation to make the same contingent cash consideration payments as was deliverable to those stockholders tendering their shares in the tender offer.

8.              Do shareholders have any appraisal rights with respect to the transaction?

•                  Yes, shareholders who properly exercise their appraisal rights under Section 262 of the DGCL will not have the right to receive the merger consideration, and will only be entitled to receive payment of the appraised value of their shares in accordance with the provisions of such Section 262.

9.              Have your major shareholders committed to vote for the acquisition?

•                  Our board unanimously approved this transaction.

•                  Voting agreements were not required to be delivered in connection with the execution of the merger agreement.

•                  The tender offer documents, to be filed with the Securities and Exchange Commission (SEC), will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

10.       Is there a break-up fee?

•                  Yes, NuPathe is obligated to pay Teva $2.5 million if the acquisition is not completed in certain situations, however, if the acquisition is not completed because NuPathe completes a transaction with Endo, NuPathe is obligated to pay Teva a break-up fee of $5.0 million.

11.       Is antitrust review expected?

•                  The parties do not presently expect that the transaction will be subject to customary regulatory conditions, but in case it becomes subject to it, the parties have provided that the tender offer will be contingent upon the expiration or termination of the waiting period thereunder.

12.       How are outstanding NuPathe warrants being treated?

•                  They will be treated pursuant to their terms.

•                  Prior to close, warrant holders may exercise their warrants for NuPathe common stock to tender in the transaction.

•                  Post-close, warrants holders will be entitled to deal consideration pursuant to the terms of the specific warrant.

NuPathe-Specific Strategy

1.              Why did you choose to approve the sale of NuPathe to Teva vs. Endo?

•                  Management and the Board evaluated both offers, and our board unanimously approved the Teva transaction.  The Teva offer represents a premium of $0.80 per share (or 28%) over the upfront cash consideration offered by Endo, with an equal amount of contingent cash consideration as offered by Endo.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

2.              Why did you sell NuPathe instead of out-licensing ZECUITY?

•                  Management and the Board evaluated multiple options and our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

3.              Were there multiple bidders for the acquisition?  If multiple bidders, why did you choose Teva?

•                  Management and the Board evaluated multiple options, including the previously announced Endo offer, and our board unanimously approved this transaction.

•                  We believe that Teva is very well positioned to maximize the value of ZECUITY given their commercial experience and leadership in CNS.  We believe they are committed to ZECUITY.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

4.              How far did you get with licensing (offer/term sheet/etc.)?

•                  Management and the Board evaluated multiple options and our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

5.              What activities will NuPathe continue while the acquisition is being completed?

•                  NuPathe is focused on CMC and manufacturing-related activities in an effort designed to ensure adequate ZECUITY supplies are available to meet Teva’s launch forecast.

6.              Given that the product was approved in January, why did it so long for the acquisition to occur?  Did anything change recently?

•                  Since approval, we have worked diligently on various transactions.

7.              Did you attempt to raise capital in order to launch ZECUITY?

•                  We evaluated multiple options to obtain capital.  Ultimately, our board unanimously approved this transaction.

•                  The tender offer documents, to be filed with the SEC, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the NuPathe board over the last few months and its rationale and reasons for approving the transaction.

8.              What is NuPathe’s back-up plan in case Teva does not complete the acquisition for some reason?

•                  NuPathe’s management and Board expect the transaction to close.

Teva-Specific

1.              How many sales reps will Teva have on ZECUITY?

•                  While we understand that Teva is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Teva expects to support the launch of ZECUITY with its current commercial organization.

2.              When will they launch ZECUITY?

•                  While we understand that Teva is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Teva expects to launch ZECUITY in Mid-2014.

3.              Will Teva retain any of the NuPathe commercial team in order to potentially speed up adoption of ZECUITY?

•                  While we understand that Teva is still in the process of finalizing its commercial strategy for ZECUITY, we believe that Teva expects to support the launch of ZECUITY with its current commercial organization.

•                  Teva will not comment on human resource issues at this time.

4.              How quickly does Teva think they can hit the $100M sales milestone?  $300M milestone?

•                  While we understand that Teva is still in the process of finalizing its commercial strategy for ZECUITY and  Teva generally does not set expectations for individual products, the company believes that there is potential for both sales milestones to be achieved prior to the 60th day following the nine-year anniversary of the launch of ZECUITY; however, as with any product, there are multitude of substantial risks to commercialization and there can be no assurances that the product will be launched, or if launched, that it will generate any meaningful sales.

5.              Does Teva have any marketed/development-stage products that might compete with ZECUITY leading Teva to potentially promote those products over ZECUITY, in order to avoid paying out CVR?

•                  Teva believes that ZECUITY, as the only FDA approved prescription patch for migraine treatment, is unique among the options available for migraine patients.

6.              Does Teva have an estimate for likely peak sales for ZECUITY?

•                  While Teva generally does not set expectations for individual products, the company believes that there is potential for both sales milestones to be achieved prior to the 60th day following the nine-year anniversary of the launch of ZECUITY; however, as with any product, there are multitude of substantial risks to commercialization and there can be no assurances that the product will be launched, or if launched, that it will generate any meaningful sales.

NuPathe Employees

1.              What does today’s announcement mean for me?

•                  The transaction is an important affirmation of our product, and the hard work and dedication of you, our team.

•                  In the near term, today’s announcement should not change anything day-to-day.

•                  We have a phenomenal team at NuPathe that has a lot to offer the combined organization.  We understand that change of this magnitude can be challenging but please be assured that the fair treatment of our employees is very important to us.

•                  Until the transaction closes, NuPathe and Teva will continue to operate as separate companies and it is business as usual for NuPathe employees.

•                  It is important that you continue to concentrate on your daily activities and remain focused on our operations.

•                  To the extent possible, we will keep you informed of key developments as we move forward.

2.              When can we expect to know more about our individual circumstances?

•                  It is too early to know any specifics related to the integration plan.

•                  Throughout the transition process, our team and Teva’s will be working collaboratively to determine management structures and other aspects of the combined company.

•                  To the extent possible, we will keep you informed of key developments as we move forward.

3.              Do you expect any layoffs as a result of this acquisition?

•                  We have a phenomenal team at NuPathe that has a lot to offer the combined organization.

•                  Although there is the potential for staff redundancies, no decisions have been made.

•                  During the transition period, Teva will be focused on gaining a more robust understanding of the NuPathe staff and their key responsibilities in order to develop an appropriate integration and transition strategy.

4.              How do you expect the integration process to work?

•                  It is too early to know any specifics related to the integration plan.

•                  It is important to remember that today’s news is the first step in the process.

•                  Until the transaction closes, we will continue to operate as two separate companies and it is business as usual at NuPathe.

5.              Will NuPathe maintain its headquarters? What about other offices and facilities?

•                  It is too early to know any specifics related to the integration plan.

6.              What will happen to my compensation and benefits?

•                  Your compensation and benefits between now and the closing will continue in the ordinary course and consistent with past practice.

•                  Teva has agreed to provide to any employees who remain employed by Teva following the closing compensation and benefits that are substantially comparable, in the aggregate, to our current compensation and benefit programs for one year following the closing.

7.              What will happen to my stock options?

•                  All of your stock options will vest and be cancelled in connection with the merger.  After the closing of the merger, you will have the right to receive, at the earliest date at which the sum of the initial cash consideration of $3.65 per share plus the amount per share previously paid or to be paid at such date in connection with the contingent cash consideration agreement exceeds the per-share exercise price of the option:

1.              an amount in cash equal to the number of shares of common stock subject to each option multiplied by the excess of the sum described above over the per-share exercise price under such option (subject to applicable tax withholdings); and

2.              the right to receive, for each share of common stock subject to such option, each contingent cash consideration payment that has not yet become payable at such date pursuant to the terms of the contingent cash consideration agreement.

•                  The following table illustrates the amounts payable with respect to options with various assumed per-share exercise prices:

Exercise Price	Amount Payable at Effective Time	Amount Payable if and when First CVR is Payable	Amount Payable if and when Second CVR is Payable
$2.00	$1.65	$2.15	$1.00
$3.00	$0.65	$2.15	$1.00
$4.00	$0.00	$1.80	$1.00
$5.00	$0.00	$0.80	$1.00
$6.00	$0.00	$0.00	$0.80
$7.00	$0.00	$0.00	$0.00

8.              What will happen to my restricted stock units (“RSUs”) and restricted stock (“RSAs”)?

•                  All of your outstanding RSUs and RSAs will vest and be cancelled in connection with the merger.  Shortly after the closing of the merger, you will receive a cash payment of $3.65 for each share underlying each RSU and each RSA.  In addition, you will have the right to receive certain contingent cash consideration payments if specified net sales milestones for ZECUITY are achieved over time.

•                  For example, if you hold an RSU or RSA that will vest into 1 share, you will receive a cash payment equal to $3.65, less applicable withholding taxes, plus one right to receive the contingent cash consideration payments.

9.              What will happen to my 2013 bonus?

•                  2013 bonuses will be determined in the ordinary course and consistent with past practice.

10.       What will happen to my account balance in the 401(k) Plan?

•                  Upon Teva’s request, NuPathe’s 401(k) plan will be terminated prior to the closing and your account balance will be distributed to you, after which you will have an opportunity to roll over the balance into another plan.  You should discuss the handling of your 401(k) account balance with your tax advisor. If the plan is terminated, Teva will allow any employees who are employed by Teva following the closing to make a rollover contribution of any distributed amounts into Teva’s 401(k) plan.  Any outstanding loans any continuing employee may have under NuPathe’s 401(k) plan may also be transferred to Teva’s 401(k) plan.

11.       What will happen to NuPathe’s employee stock purchase plan?

•                  Our employee stock purchase plan will be terminated prior to the closing, and we will not commence any new purchase periods under the plan.  No shares have been offered or issued under the plan to date.

12.       What will happen to NuPathe’s health and other benefit plans?

•                  It is too early to know the specifics related to our integration plan.

•                  We do know that if Teva replaces our current plans with their own plans, any employees who are employed by Teva following the closing will generally receive credit for their service with NuPathe to the same extent currently recognized by us.

13.       What should I do if someone outside the Company contacts me about the transaction?

•                  If you are contacted by the media or other outside parties regarding the transaction, please direct inquiries to NuPathe’s General Counsel.

14.       Am I free to discuss the transaction via my social media networks?

•                  We ask that you not discuss the transaction via social media, as there are strict rules about what can be said regarding the transaction prior to its completion.

15.       Who can I talk to if I have additional questions or concerns?

•                  We realize that this news may be surprising and that you and your colleagues will no doubt have many questions throughout this process.  Of course, we will keep you informed of key decisions and developments as appropriate, to the extent possible.

•                  Please contact NuPathe’s General Counsel with any additional questions. Also, the management team is available to help answer your questions.

Forward-Looking Statements

This document contains information that includes forward-looking statements that are based on management’s current expectations of future events. Also, statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may” or similar expressions are forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from NuPathe’s expectations and projections. Risks and uncertainties include whether any of the net sales milestones for ZECUITY will be achieved; the satisfaction of closing conditions for the acquisition, including clearance under the applicable competition laws and receipt of certain other regulatory approvals for the transaction and the tender of a majority of the outstanding shares of common stock of NuPathe; and the possibility that the transaction will not be completed. A further list and description of these risks, uncertainties and other factors can be found in NuPathe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the SEC on March 27, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, filed with the SEC on November 14, 2013. NuPathe does not undertake to update any forward-looking statements as a result of new information or future events or developments.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE.

At the time the offer is commenced, an affiliate of Teva will file a Tender Offer Statement on Schedule TO-T with the U.S. Securities and Exchange Commission, and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

NUPATHE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS TO BE FILED BY TEVA WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY WITH THE COMMISSION.  SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.